Mail Stop 3561

October 27, 2008

Mark S. Dodson, Chief Executive Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

      Re: **Northwest Natural Gas Company**
               Annual Report on Form 10-K for the Year Ended December 31, 2007
               Filed February 29, 2008
               File No. 1-15973

Dear Mr. Dodson:

We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director